UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	September 25, 2017

CombiMatrix Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-33523	47-0899439
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Goddard, Suite 100, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(949) 753-0624

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01 Entry into a Material Definitive Agreement

On September 25, 2017, CombiMatrix Molecular Diagnostics, Inc. (“CMDX”), a wholly owned subsidiary of CombiMatrix Corporation (NASDAQ: CBMX) (“CombiMatrix”) (together with CombiMatrix, the “Company”) entered into a Marketing and Laboratory Services Agreement (the “Marketing Agreement”) with Invitae Corporation (“Invitae”) and its wholly owned subsidiary Good Start Genetics, Inc. (together, “Invitae”). Pursuant to the terms of the Marketing Agreement, Invitae will promote and market certain CMDX diagnostic tests, including miscarriage analysis tests (the “Tests”), to physicians and other healthcare providers in the same channels in which Invitae markets its own diagnostic tests. Invitae will also coordinate logistics, customer service and support for the Tests.

In consideration for the services provided by Invitae under the Marketing Agreement, CMDX will pay Invitae a $200 fee for each Test that Invitae markets and which CMDX processes, reports and bills to a patient, ordering physician or other healthcare provider and/or third party payer program, subject to all applicable federal, state and local laws, rules, and regulations, including, without limitation, the federal Anti-Kickback Statute and similar state anti-kickback laws and regulations. CMDX has also agreed to assist Invitae in promoting and marketing the Tests by providing training and support and sharing educational materials and scientific publications. In addition, CMDX will remain responsible for Test performance, reporting and billing.

Under the terms of the Marketing Agreement, the parties will jointly own all data and results from Tests performed as a result of Invitae’s promotional activities, and CMDX will retain ownership of the Tests and related intellectual property.

The term of the Marketing Agreement commenced on September 25, 2017 and continues until December 31, 2019, with automatic renewals for successive 12-month periods. The Marketing Agreement may be terminated by either party upon (a) 60 days’ notice prior to the end of the then-current term, (b) a material breach by the other party (subject to a 60-day cure period, or 10 days with respect to a breach of such party’s payment obligations) and (c) 60 days’ notice after the filing of bankruptcy, reorganization, liquidation or receivership proceedings by or against the other party. CMDX may also terminate the Marketing Agreement upon 30 days’ notice if Invitae enters into an agreement with a third party for, or decides to internally develop, invasive prenatal diagnostic tests, pediatric array tests or miscarriage analysis tests.

The foregoing summary description of the Marketing Agreement does not purport to be complete and is qualified in its entirety by reference to the Marketing Agreement which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

As previously announced, on July 31, 2017, Invitae, Coronado Merger Sub, Inc., a wholly owned subsidiary of Invitae (“Merger Sub”), and CombiMatrix entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Invitae will acquire 100% of the equity of CombiMatrix. Pursuant to the Merger Agreement, Merger Sub will merge with and into CombiMatrix, with CombiMatrix becoming a wholly owned subsidiary of Invitae and the surviving corporation in the merger (the “Merger”). As a precondition to the closing of the Merger, Invitae intends to conduct an offer to exchange (the “Warrant Exchange Offer”) each outstanding Series F warrant (CUSIP No. 20009T147) to acquire one share of common stock of CombiMatrix for 0.3056 of a share of common stock, par value $0.0001 per share, of Invitae.

IMPORTANT INFORMATION

In connection with the proposed merger, Invitae has filed a registration statement on Form S-4 (Registration No. 333-220447) with the Securities and Exchange Commission (the “SEC”), that includes a proxy statement of the Company that also constitutes a prospectus of Invitae, but the registration statement has not yet become effective. The Company and Invitae also plan to file other documents with the SEC regarding the proposed merger. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document the Company or Invitae have filed or may file with the SEC in connection with the proposed merger. Investors and securityholders of Invitae and CombiMatrix are urged to read the proxy statement/prospectus and other relevant documents when filed with the SEC because they contain important information about Invitae, CombiMatrix and the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company. The proxy statement/prospectus and other relevant materials, and any other documents filed by CombiMatrix and Invitae with the SEC, also may be obtained free of charge at the SEC web site at www.sec.gov. Copies of the Company’s SEC filings may also be obtained from the Company without charge at the Company’s website (www.combimatrix.com) or by directing a request to the Company at (949) 753-0624. Copies of Invitae’s SEC filings may also be obtained from Invitae without charge at Invitae’s website (www.Invitae.com) or by directing a request to Invitae at (347) 204-4226 or by directing an email to Invitae Investor Relations at ir@invitae.com. Investors and securityholders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

PARTICIPANTS IN SOLICITATION

The Company, Invitae and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in respect of the proposed merger. Information regarding the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 3, 2017 and the Company’s definitive proxy statement on Schedule 14A, filed with the SEC on May 1, 2017. Information regarding Invitae’s directors and executive officers is available in Invitae’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 16, 2017 and Invitae’s definitive proxy statement on Schedule 14A, filed with the SEC on April 6, 2017. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed merger and in other relevant documents filed by the Company and Invitae with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect the Company’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Invitae’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed Merger; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed Merger by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed Merger; and the timing of the completion of the proposed Merger.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of the Company and Invitae and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the risk that Invitae’s Common Stock price drops below $9.49; the risk that “net cash” at closing is lower than the Company forecasts; the risk that holders of less than 90% of the Series F Warrants tender their securities or the Company’s stockholders fail to approve the proposed Merger and the Merger Agreement is terminated due to these reasons; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that the proposed Merger is delayed; the inability to complete the proposed Merger due to the failure to satisfy any of the conditions to completion of the proposed Merger; the impact of the announcement or the completion of the proposed Merger on the market price of the Common Stock of the Company or Invitae, or on the Company’s or Invitae’s relationships with their employees, existing customers and suppliers or potential future customers and suppliers, and on their operating results and businesses generally; the ability of Invitae to successfully integrate the Company’s operations and employees; the ability to realize anticipated synergies and costs savings of the proposed Merger; the risk that if the Merger is terminated and the Company has to pay termination fees and transaction expenses, the Company may not have sufficient funds to make such payments; the Company’s estimates of total market sizes for the tests that it offers; the Company’s ability to grow revenue and improve gross margin; delays in achieving cash flow-positive operating results; the risk that test volumes and reimbursements level off or decline; the risk that payors decide to not cover the Company’s tests or to reduce the amounts they are willing to pay for the Company’s tests; the risk that the Company will not be able to grow its business as quickly as it needs to; the inability to raise capital; the loss of members of the Company’s sales force; the Company’s ability to successfully expand the base of its customers, add to the menu of its diagnostic tests, develop and introduce new tests and related reports, expand and improve its current suite of diagnostic services, optimize the reimbursements received for its molecular testing services, and increase operating margins by improving overall productivity and expanding sales volumes; the Company’s ability to successfully accelerate sales, steadily increase the size of its customer rosters in all of its genetic testing markets; the Company’s ability to attract and retain a qualified sales force in wider geographies; the Company’s ability to ramp production from its sales; rapid technological change in the Company’s markets; changes in demand for the Company’s future services; legislative, regulatory and competitive developments; general economic conditions; and various other factors.

The Company cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Company’s and Invitae’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning the Company, Invitae, the proposed Merger or other matters and attributable to the Company, Invitae or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

These forward-looking statements speak only as of the date of this communication, and the Company undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

10.1	Marketing and Laboratory Services Agreement dated as of September 25, 2017 by and between Invitae Corporation, Good Start Genetics, Inc. and CombiMatrix Molecular Diagnostics, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMBIMATRIX CORPORATION
(Registrant)

Dated: September 27, 2017	/s/ SCOTT R. BURELL
Scott R. Burell, Chief Financial Officer